AMARIN CORPORATION APPOINTS INDUSTRY VETERAN JOSEPH ZAKRZEWSKI
AS EXECUTIVE CHAIRMAN
-Appointment Reflects Company Focus on Cardiovascular Disease-
-Company withdraws European application for Huntington’s Disease-

Dublin, Ireland and Mystic, Connecticut, USA,  December 2, 2009 – Amarin Corporation plc (NASDAQ: AMRN), a clinical-stage biopharmaceutical company with a focus on cardiovascular disease, today announced Joseph S. Zakrzewski will join the Company’s Board of Directors as Executive Chairman effective January 1, 2010.  Mr. Zakrzewski has more than 20 years of industry experience, including significant contributions to Reliant Pharmaceuticals as Chief Operating Officer during the period when Omacor®/Lovaza® was successfully developed, launched, and marketed for reducing very high triglyceride levels, a cardiovascular health risk, leading to its 2007 acquisition by GlaxoSmithKline.

In addition, Mr. Zakrzewski contributed 17 years of service to Eli Lilly & Company in a variety of capacities, including Vice President of Corporate Business Development where he had global responsibility for licensing activities.  Mr. Zakrzewski is currently the Chief Executive Officer of Xcellerex Inc, a Massachusetts-based biotechnology company. He serves on the board of directors of Insulet Corporation and is Chairman of the boards of directors for Promedior Inc. and Zelos Therapeutics.  Mr. Zakrzewski received a BS in Chemical Engineering and an MS in Biochemical Engineering from Drexel University, and received an MBA in Finance from Indiana University.

Amarin’s current Chairman of the Board, Thomas Lynch, commented, “I am delighted that Joe Zakrzewski has agreed to become Executive Chairman of Amarin.  Joe’s experience is an ideal fit as the Company moves aggressively forward with its cardiovascular drug development program. We look forward to Joe’s contributions as we advance our lead drug candidate, AMR101, into Phase 3 clinical trials.”

Mr. Zakrzewski added, “Having reviewed Amarin’s compelling business plan and cardiovascular development strategy, I am pleased to be joining the Company’s Board of Directors as Executive Chairman. With AMR101 poised to enter Phase 3 clinical trials, and the combination of the Company’s recent financing by top-tier investors, the composition of its Board and the high quality management team, I believe this is a unique opportunity to create value for Amarin shareholders.”

Effective upon Mr. Zakrzewski joining the Board of Directors as Executive Chairman on January 1, 2010, Mr. Lynch will step down as Chairman but will continue to serve as a member of Amarin’s Board of Directors.

Heightened Company Focus on Cardiovascular Disease

In October 2009, Amarin raised $70 million in a private placement.  The primary purpose of this financing is to fund Phase 3 clinical trials for AMR101. The Phase 3 clinical trials are designed to demonstrate that AMR101 is safe and effective at lowering high triglyceride levels.  High triglyceride levels have been associated with the increased risk of developing coronary artery disease.  More recently, the Company announced that it has contracted with Medpace, Inc., a contract research organization, to help execute the cardiovascular Phase 3 clinical trials.  The addition of Joe Zakrzewski as Executive Chairman of the Board further reflects the Company’s heightened strategic focus on these trials and preparations for commercialization of AMR101 to address cardiovascular disease.

Clinical Trial Update

The Company anticipates commencing enrollment of patients in the Phase 3 trials in the first quarter of 2010 under Special Protocol Assessment agreements (SPAs) with the U.S. Food and Drug Administration. The Phase 3 clinical trials seek to build on the encouraging performance of AMR101 in earlier-stage clinical trials, as well as extensive additional scientific data, which support a positive correlation between the use of AMR101 and reduction in high triglyceride levels.  In addition, these Phase 3 clinical trials aim to confirm the excellent safety and tolerability profile achieved in previously completed clinical trials of AMR101 for Huntington’s disease.

The Company indicated that, while the safety profile of AMR101 for Huntington’s disease remains very encouraging, feedback from European regulatory authorities indicates that additional study of AMR101 is required to establish efficacy of this product candidate in treating the motor symptoms of Huntington’s disease. As a result, the Company has elected to voluntarily withdraw its previously announced European marketing application for AMR101 relating to an Orphan Medicinal Product indication for a subset of Huntington’s disease patients.  Pursuant to this voluntary withdrawal, the Company will intentionally concentrate its resources on cardiovascular disease, initially directed at regulatory approval and commercial launch of AMR101 in the United States as quickly as possible.

Amarin Board member, Joseph Anderson of Abingworth LLP, stated, “As a result of our recently completed financing, we believe Amarin now has the resources to execute a well-defined Phase 3 clinical program addressing cardiovascular disease with AMR101.  Clinical management of triglycerides is an exciting emerging market that has certain characteristics reminiscent of the early statin market for cholesterol control.  The addition of Joe Zakrzewski to the Amarin team, we believe, further positions us for success with this cardiovascular-focused strategy.”

Dr. Anderson added, “On behalf of the Board, I would like to record our thanks to Tom Lynch for his service as Chairman and Chief Executive, in particular for the transformation of Amarin from a CNS company to a Company focused on cardiovascular disease.”

About AMR101

AMR101 is prescription grade, semi-synthetic, ultra pure ethyl ester of eicosapentaenoic acid (ethyl-EPA). The Company believes that, with no DHA included, AMR101 is designed to be the most pure and potent EPA-based product in the U.S. market. Significant scientific and clinical evidence supports the efficacy of ethyl-EPA in reducing triglyceride levels. AMR101 has been studied in over 1,000 patients in double blind, placebo controlled studies, including over 100 patients studied for greater than twelve-months.

About Amarin

Amarin is a clinical-stage biopharmaceutical company with a focus on cardiovascular disease. The Company’s lead product candidate is AMR101(ethyl icosapentate), which is entering Phase 3 clinical trials for the treatment of very high triglycerides and high triglycerides in patients with mixed dyslipidemia, under Special Protocol Assessment agreements with the U.S. Food and Drug Administration. Amarin also has next-generation lipid candidates under evaluation for preclinical development. Amarin recently established its research and development headquarters in Mystic, Connecticut and assembled a team of experienced research and development personnel with initial focus on developing AMR101 for cardiovascular disease.  Amarin’s programs capitalize on its lipid science expertise and the known therapeutic benefits of highly pure omega-3 products in treating cardiovascular disease. For more information please visit www.amarincorp.com.

Contacts:

Investor Contact Information:
John F. Thero
Chief Financial Officer
Amarin Corporation plc
In US: +1 (860) 572 4979
investor.relations@amarincorp.com

Media Contact Information:
Mark Swallow or David Dible
Citigate Dewe Rogerson
+44 (0)207 638 9571
mark.swallow@citigatedr.co.uk

Disclosure Notice
The information contained in this document is as of December 1, 2009. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. Forward-looking statements about Amarin's timing of enrollment of Phase 3 and the commercial potential of AMR101 involve substantial risks and uncertainties. You can identify forward-looking statements by the use of words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the success of Amarin's research and development activities; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved and the success with which developed products may be commercialized.. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Form 20-F for the fiscal year ended December 31, 2008, filed with the U.S. Securities and Exchange Commission on October 22, 2009.